Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our interim unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2025 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024 included in our annual report on Form 20-F filed with the SEC on April 25, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

X3 Holdings Co., Ltd. (hereinafter referred to as “we,” “our,” or the “Company”), is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company.

We are a provider of software application and technology solutions and services to corporate and government customers engaged in global trade. All of our customers are located in China. We currently generate most of our revenues from application development services, which represented 53.6% and 17.7% of total revenue for the six months ended June 30, 2025 and 2024, respectively. We generate revenue from consulting and technical support services, which represented 36.3% and 47.7% of our revenue for the six months ended June 30, 2025 and 2024, respectively. We also earn subscription service revenue from customers accessing our SaaS, which represented 10.1% and 4.3% of our revenue for the six months ended June 30, 2025 and 2024. We started to generated revenue from trading business, which represented nil and 27.5% of total revenue for the six months ended June 30, 2025 and 2024, respectively. Other revenue represented nil and 2.7% of our revenue for the six months ended June 30, 2025 and 2024, respectively.

Recent Developments

On May 19, 2025, we entered into a purchase agreement with thirteen investors. Pursuant to the Purchase Agreement, the Company agreed to sell 22,325,600 (post-reverse stock split adjusted to 3,720,933) Class A ordinary shares, at a purchase price of $ 0.43 (post-reverse stock split adjusted to $2.58) per share. We have received proceeds of $5.0 million as of June 30, 2025. Outstanding subscription receivable amounted to $4.6 million as of June 30, 2025.

Effective on April 30, 2025, Ms. Yuxia Xu resigned as an executive Director of the Company. To fill in the vacancy created by the resignation of Ms. Yuxia Xu, the Board appointed Mr. Ee Fong Voon to serve as an executive Director of the Company, with effect on and from April 30, 2025. In addition, the Company appointed Mr. Voon as the co-chief executive officer (“Co-CEO”) of the Company, effective as of April 30, 2025. Acting jointly in the capacity as Co-CEO with Mr. Lor, Mr. Voon is responsible for overseeing the Company’s international business expansion and strategic partnerships. He also leads the cross-border business development initiatives and strengthens regional operational capabilities to support the Company’s global growth strategy.

On July 11, 2025, the Company entered into a definitive securities purchase agreement with certain individuals, pursuant to which the Company agreed to sell 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares with consideration of $25.8 million. The Company issued 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares on July 17, 2025.

We entered into a definitive share purchase agreement (the “Share Purchase Agreement”) dated as of August 1, 2025, with a Non-U.S. individual (“Seller”), pursuant to which the Company agreed to acquire 100% of the outstanding equity interests in Creation Intelligent Co., Limited (“Creation Intelligent”), a Hong Kong-based company that holds a 51% equity interest in PicAIGames Technology Co., Ltd. (“PICAIGAMES”), a mobile game developer and operator renowned for its innovative gameplay design and strong user engagement metrics. Pursuant to the Share Purchase Agreement, the acquisition of Creation Intelligent consists of transfer of certain tangible assets of the Company, with a total assessed market value of approximately RMB59.4 million to the Seller. Upon execution of the Share Purchase Agreement, the Company is entitled to full control over Creation Intelligent, including indirect control over PICAIGAMES’s 51% equity interest. The transaction was close on August 1, 2025.

On August 13, 2025, we entered into a promissory note agreement with a creditor, pursuant to which we issued the creditor an unsecured promissory note with original principal amount of $1,095,000 for $1,000,000 in gross proceeds. The promissory note bears interest at a rate of 8% per annum compounding daily and have a term of twelve months. The promissory note includes an original issue discount of $80,000 along with $15,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 120% of the outstanding balance elected for pre-payment. As of this report date, the Company has collected $1.0 million.

Key Factors that Affect Operating Results

We currently derive a majority of revenues from our application development services, consulting and technical support services, subscription services and trading. We intend to continually enhance our services and cross-sell new services to our existing customers and acquire new customers by increasing our market penetration with a deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base with our application development services significantly affects our operating results. We intend to expand the scope of our offerings to serve existing customers and attract new customers by continually making significant investments in R&D as well as sales and marketing activities to increase our subscription revenue and profit. Our ability to drive greater customer adoption and usage of our SaaS services affects our operating results.

Our business of providing digital solutions and technology services spans diverse industries. We harness cutting edge technologies to forge agile, innovative business models by integrating pivotal resources in technology applications, financial prowess, and streamlined operations. We aim for accelerated and transformative growth across digital technologies and crypto mining operations.

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

A.	Operating Results

For the six months ended June 30, 2025 and 2024

The following table summarizes the results of our operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended
	June 30,
	2025	2024	Change	% Change

REVENUES:
Application development services	$1,599,202	$884,538	$714,664	80.8%
Consulting and technical support services	1,082,533	2,383,000	(1,300,467)	(54.6)%
Subscription services	302,583	215,355	87,228	40.5%
Trading revenue	-	1,375,319	(1,375,319)	(100.0)%
Others revenue	-	135,832	(135,832)	(100.0)%
Total revenues	2,984,318	4,994,044	(2,009,726)	(40.2)%

COST OF REVENUES:
Application development services	1,158,423	301,601	856,822	284.1%
Consulting and technical support services	411,991	1,019,261	(607,270)	(59.6)%
Subscription services	42,966	27,749	15,217	54.8%
Trading	-	1,371,067	(1,371,067)	(100.0)%
Others	-	53,626	(53,626)	(100.0)%
Total cost of revenues	1,613,380	2,773,304	(1,159,924)	(41.8)%

GROSS PROFIT	1,370,938	2,220,740	(849,802)	(38.3)%

OPERATING EXPENSES:
Selling and marketing	381,935	548,885	(166,950)	(30.4)%
General and administrative	2,447,531	3,773,296	(1,325,765)	(35.1)%
(Recovery of) provision for credit losses	(1,427,183)	3,773,492	(5,200,675)	(137.8)%
Research and development	1,600,711	2,156,721	(556,010)	(25.8)%
Impairment charges	12,012,569	-	12,012,569	-%
Share-based compensation	4,040,000	3,654,999	385,001	10.5%
Total operating expenses	19,055,563	13,907,393	5,148,170	37.0%
OPERATING LOSS FROM OPERATIONS	(17,684,625)	(11,686,653)	(5,997,972)	51.3%

OTHER (EXPENSES) INCOME
Loss from deregistering subsidiary	-	(113,361)	113,361	(100.0)%
Loss from long term investment	(4,853)	-	(4,853)	-%
Change in fair value of convertible notes	-	1,048,271	(1,048,271)	(100.0)%
Other expense, net	(317,475)	(585,759)	268,284	(45.8)%
Total other (expenses) income	(322,328)	349,151	(671,479)	(192.3)%

LOSS BEFORE INCOME TAXES	(18,006,953)	(11,337,502)	(6,669,451)	58.8%

INCOME TAX EXPENSE (BENEFIT)	(1,690,631)	(144,951)	(1,545,680)	1,066.3%

NET LOSS	$(16,316,322)	$(11,192,551)	$(5,123,771)	45.8%

Revenues

We derive revenues from five sources: (1) application development services, (2) consulting and technical support services, (3) subscription services, (4) trading, and (5) others.

For the six months ended June 30, 2025, our total revenue was approximately $3.0 million as compared to approximately $5.0 million for the six months ended June 30, 2024. Our total revenue decreased by approximately $2.0 million, or 40.2%. The overall decrease in total revenue was primarily attributable to approximately $1.4 million decrease in trading revenue and approximately $1.3 million decrease in revenue from consulting and technical support services.

Revenue from application development services

Our application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Revenue from application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

For the six months ended June 30, 2025, our application development service revenue was approximately $1.6 million as compared to approximately $0.9 million for the six months ended June 30, 2024. The increase in application development service revenue was approximately $0.7 million or 80.8% due to a major project in current period. In certain application development service arrangements, the contracts included sales of IT equipment. Such revenue was $1.6 million for the six months ended June 30, 2025, which increased from $0.3 million of the related revenue for the six months ended June 30, 2024.

Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

For the six months ended June 30, 2025, our consulting and technical support service revenue was approximately $1.1 million as compared to approximately $2.4 million for the six months ended June 30, 2024. The decrease in consulting and technical support service revenue was approximately $1.3 million, or 54.6% due to fewer new projects during such period.

Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications. The Company’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

For the six months ended June 30, 2025, our subscription service revenue was approximately $0.3 million as compared to approximately $0.2 million for the six months ended June 30, 2024.

Trading revenue

Revenue from trading revenue was nil for the six months ended June 30, 2025 as compared to approximately $1.4 million for the six months ended June 30,2024.

Others revenue

Other revenue was nil for the six months ended June 30, 2025 as compared to approximately $0.1 million for the six months ended June 30, 2024.

Cost of Revenues

Our cost of revenues mainly consists of compensation and benefit expenses for our professionals, material cost, travel expenses related to revenue contracts, and purchase cost of products.

Our cost of revenues decreased by approximately $1.2 million or 41.8% to approximately $1.6 million for the six months ended June 30, 2025 from approximately $2.8 million for the six months ended June 30, 2024, which was mainly attributable to a decrease of $1.4 million in cost of revenue from trading and a decrease of approximately $0.6 million in cost of revenue from consulting and technical support services, offset by an increase of approximately $0.9 million in cost of revenue from application development service. Our cost of revenue from application development services, consulting and technical support services, subscription services, trading and others was approximately $1.2 million, $0.4 million, $0.04 million, nil and nil for the six months ended June 30, 2025, respectively, as compared to approximately $0.3 million, $1.0 million, $0.03 million, $1.4 million and $0.05 million for the six months ended June 30, 2024, respectively.

Gross profit

	For the Six Months Ended
	June 30,
	2025		2024
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Application development services	$440,779	27.6%	$582,937	65.9%
Consulting and technical support services	670,542	61.9%	1,363,739	57.2%
Subscription services	259,617	85.8%	187,606	87.1%
Trading revenue	-	-%	4,252	0.3%
Others revenue	-	-%	82,206	60.5%
Total gross profit	$1,370,938	45.9%	$2,220,740	44.5%

Our gross profit decreased by approximately $0.8 million, or 38.3%, from approximately $2.2 million for the six months ended June 30, 2024 to approximately $1.4 million for the six months ended June 30, 2025. Gross margin as a percent of overall revenue for the six months ended June 30, 2025 and 2024 was 45.9% and 44.5%, respectively.

Gross profit for application development services decreased by approximately $0.1 million, or 24.4%, from $0.6 million for the six months ended June 30, 2024 to approximately $0.4 million for the six months ended June 30, 2025. The decrease was driven by higher proportion of IT equipment sales in application development services in current period. Certain application development service arrangements included sales of IT equipment, which often have lower gross profit margin. Gross profit margin for the six months ended June 30, 2025 and 2024 was 27.6% and 65.9%, respectively.

Gross profit for consulting and technical support services decreased by approximately $0.7 million, or 50.8%, from approximately $1.4 million for the six months ended June 30, 2024 to approximately $0.7 million for the six months ended June 30, 2025. Gross profit margin for the six months ended June 30, 2025 and 2024 was 61.9% and 57.2%, respectively.

Gross profit for subscription services increased by approximately $0.1 million, or 38.4%, from approximately $0.2 million for the six months ended June 30, 2024 to approximately $0.3 million for the six months ended June 30, 2025. Gross profit margin was 85.8% and 87.1% for the six months ended June 30, 2025 and 2024, respectively.

Gross profit for trading revenue was nil and approximately $0.004 million for the six months ended June 30, 2025 and 2024, respectively; gross profit margin was nil and 0.3% for the six months ended June 30, 2025 and 2024, respectively.

Gross loss for others revenue was nil and approximately $0.08 million for the six months ended June 30, 2025 and 2024, respectively. Gross profit margin was nil and 60.5% for the six months ended June 30, 2025 and 2024, respectively.

Operating Expenses

	For the Six Months Ended
	June 30,
	2025	2024	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$381,935	$548,885	$(166,950)	(30.4)%
General and administrative	2,447,531	3,773,296	(1,325,765)	(35.1)%
(Recovery of) provision for credit losses	(1,427,183)	3,773,492	(5,200,675)	(137.8)%
Research and development	1,600,711	2,156,721	(556,010)	(25.8)%
Share-based compensation	4,040,000	3,654,999	385,001	10.5%
Impairment charges	12,012,569	-	12,012,569	-%
Total operating expenses	$19,055,563	$13,907,393	$5,148,170	37.0%

Our operating expenses consist of selling and marketing, general and administrative, (recovery of) provision for credit losses, research and development (“R&D”) expenses, share-based compensation and impairment charges. Operating expenses increased by approximately $5.1 million, or 37.0%, from approximately $13.9 million for the six months ended June 30, 2024, to approximately $19.1 million for the six months ended June 30, 2025. The increase in our operating expenses was primarily due to approximately $12.0 million increase in impairment charges, offset by approximately $5.2 million decrease in provision for credit losses and approximately $1.3 million decrease in general and administrative expenses.

Selling and marketing expenses primarily consisted of salary and compensation expenses relating to our sales and marketing personnel, entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses decreased by approximately $0.2 million or 30.4% from approximately $0.5 million for the six months ended June 30, 2024 to approximately $0.4 million for the six months ended June 30, 2025. The decrease was primarily attributable to decreased salary due to personnel optimization for the six months ended June 30, 2025.

General and administrative expenses primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by approximately $1.3 million or 35.1% from approximately $3.8 million for the six months ended June 30, 2024 to approximately $2.4 million for the six months ended June 30, 2025, due to decreased depreciation and amortization fee and salaries. As a percentage of revenues, general and administrative expenses were 82.0% and 75.6% of our total revenue for the six months ended June 30, 2025 and 2024, respectively.

Recovery of credit losses was approximately $1.4 million for the six months ended June 30, 2025, as compared to provision for credit losses of approximately $3.8 million for the six months ended June 30, 2024, the changes was due to strengthened collection for the six months ended June 30, 2025.

R&D expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel, as well as office overhead and other expenses relating to our R&D activities. Our R&D expenses decreased by approximately $0.6 million, or 25.8%, from approximately $2.2 million for the six months ended June 30, 2024 to approximately $1.6 million for the six months ended June 30, 2025, representing 53.6% and 43.2% of our total revenues for the six months ended June 30, 2025 and 2024, respectively. We expect to continue investing in R&D and anticipate that our ability to effectively utilize our R&D capabilities will significantly affect our future operating results .

Share-based compensation increased by approximately $0.4 million, or 10.5%, from approximately $3.7 million for the six months ended June 30, 2024 to approximately $4.0 million for the six months ended June 30, 2025.

Impairment charges were approximately $12.0 million, nil for the six months ended June 30, 2025 and 2024, respectively.

Other Expense

Change in fair value of convertible notes

The Company elected the fair value option to account for its convertible notes. For the six months ended June 30, 2025 and 2024, we recognized an unrealized gain of nil and approximately $1.0 million, respectively.

Other expense, net

Other expense was primarily related to interest expenses, interest income, government subsidy income and other items. Our other expense decreased by approximately $0.3 million, or 45.8%, from approximately $0.6 million for the six months ended June 30, 2024 to approximately $0.3 million for the six months ended June 30, 2025, due to less loss on disposal of assets.

Income Tax Benefit

Income tax benefit increased by approximately $1.6 million, or 1,066.3%, from approximately $0.1 million for the six months ended June 30, 2024, to approximately $1.7 million for the six months ended June 30, 2025, due to impairment of intangible assets acquired through acquisition.

Net Loss

As a result of the foregoing, our net loss increased by $5.1 million, or 45.8%, from $11.2 million for the six months ended June 30, 2024, to $16.3 million for the six months ended June 30, 2025. The increased net loss was the result of increased operating expense, offset by decreased gross profit as discussed above.

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, and convertible notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended
	June 30,
	2025	2024

Net loss:	$(16,316,322)	$(11,192,551)
Add:
Share-based compensation expenses	4,040,000	3,654,999
Change in fair value of convertible notes	-	(1,048,271)
Adjusted net loss	$(12,276,322)	$(8,585,823)

Impact of Foreign Currency Fluctuations

Foreign currency translation gain (loss) was approximately $0.3 million and ($1.1 million) for the six months ended June 30, 2025 and 2024, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	June 30, 2025	December 31, 2024	June 30, 2024
At the end of the period - USD: RMB	$1=RMB7.1636	$1=RMB7.2993	$1=RMB7.2672
Average rate for the period - USD: RMB	$1=RMB7.2526	$1=RMB7.1957	$1=RMB7.2150

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2025, cash and cash equivalent of approximately $2.6 million were fully held by the Company and its subsidiary in mainland PRC.

The Cayman holding company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

For the six months ended June 30, 2025, the Company incurred a net loss of approximately $16.3 million and had negative operation cash flow of approximately $1.9 million. The Company has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of June 30, 2025, the Company had cash of approximately $2.6 million.

On August 13, 2025, we entered into a promissory note agreement with a creditor, pursuant to which we issued the creditor an unsecured promissory note with original principal amount of $1,095,000 for $1,000,000 in gross proceeds. The promissory note bears interest at a rate of 8% per annum compounding daily and have a term of twelve months. The promissory note includes an original issue discount of $80,000 along with $15,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 120% of the outstanding balance elected for pre-payment. As of this report date, we have collected approximately $1.0 million.

On May 19, 2025, we entered into purchase agreements with thirteen investors. Pursuant to the Purchase Agreement, we agreed to sell 22,325,600 (post-reverse stock split adjusted to 3,720,933) Class A ordinary shares, at a purchase price of $ 0.43 (post-reverse stock split adjusted to $2.58) per share. The Company has received proceeds of $5.0 million as of June 30, 2025. Outstanding subscription receivable amounted to $4.6 million as of June 30, 2025.

On July 11, 2025, we entered into a definitive securities purchase agreement with certain individuals, we agreed to sell 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares with consideration of $25.8 million. We issued 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares on July 17, 2025.

We believe that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the six months ended June 30, 2025, and 2024.

	For the Six Months Ended
	June 30,
	2025	2024

Net cash used in operating activities	$(1,870,527)	$(1,095,791)
Net cash used in investing activities	(54,171)	(1,295,319)
Net cash provided by financing activities	253,729	930,802
Effect of exchange rate change on cash, cash equivalent and restricted cash	55,620	(102,431)
Net decrease in cash, cash equivalent and restricted cash	$(1,615,349)	$(1,562,739)

Operating Activities

Net cash used in operating activities was approximately $1.9 million for the six months ended June 30, 2025. Cash used in operating activities for the six months ended June 30, 2025, mainly consisted of approximately $16.3 million of net loss, adjustment of approximately $14.6 million non-cash items, a decrease of approximately $1.9 million in accounts payable, a decrease of approximately $0.3 million in accrued expenses and other current liabilities, offset by an increase of approximately $2.4 million in accounts receivable.

Net cash used in operating activities was approximately $1.1 million for the six months ended June 30, 2024. Cash used in operating activities for the six months ended June 30, 2024 mainly consisted of approximately $11.2 million of net loss, adjustment of approximately $10.0 million non-cash items, an increase of approximately $0.4 million in accounts receivable and a decrease of approximately $0.5 million in deferred revenue, offset by an increase of approximately $1.1 million in accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities was approximately $0.05 million for the six months ended June 30, 2025. Cash used in investing activities for the six months ended June 30, 2025 consisted of approximately $0.3 million spending on purchases of intangible assets and property and equipment, offset by approximately $0.3 million repayment from related parties.

Net cash used in investing activities was approximately $1.3 million for the six months ended June 30, 2024. Cash used in investing activities for the six months ended June 30, 2024 consisted of approximately $1.0 million spending on purchases of intangible assets and property and equipment, loans to related party of approximately $0.2 million.

Financing Activities

Net cash provided by financing activities was approximately $0.3 million for the six months ended June 30, 2025. Net cash provided by financing activities for the six months ended June 30, 2025 was mainly consisted of proceeds of approximately $8.6 million from the private placement and proceeds of approximately $1.1 million from bank loan, offset by approximately $7.2 million repayment of loan from third parties and convertible notes, approximately $1.8 million repayment to bank loans and approximately $0.5 million paid for deferred financing cost.

Net cash provided by financing activities was approximately $0.9 million for the six months ended June 30, 2024. Net cash provided by financing activities for the six months ended June 30, 2024 mainly consisted of approximately $2.1 million from bank loan, net proceeds of approximately $1.4 million from convertible notes and proceeds of approximately $0.6 million from private placements and approximately$3.2 million repayment to bank loans.

Capital Expenditures

The Company made capital expenditures of $0.3 million and $1.0 million for the six months ended June 30, 2025 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of office equipment, furniture and payments for capitalized development cost. The Company will continue to make capital expenditures to meet the expected growth of its business.

C. Research and Development, Patents and Licenses

See “Item 4. Information on the Company—B. Business Overview—Research and Development.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” of our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 25, 2025.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our unaudited condensed consolidated financial statements include but not limited to the useful lives of property and equipment and intangible assets, impairment of long-lived assets, impairment of goodwill, valuation of accounts receivables, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Accounts receivable, net

Accounts receivable, net, is stated at the original invoiced amount net of write-offs and allowance for credit losses. The Company estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable is considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Intangible assets, net

Our intangible assets mainly include capitalized development costs, purchased software and acquired software from business acquisitions. The Company follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the six months ended June 30, 2025, due to slow development of Hongchuangxin, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Hongchuangxin was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Hongchuangxin of $7.2 million for the six months ended June 30, 2025. For the six months ended June 30, 2024, there was no impairment was recognized for the long-lived assets.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Company evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. For the six months ended June 30, 2025, we performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, we evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. For the six months ended June 30,2025, due to slow development of Hongchuangxin, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Hongchuangxin was less than carrying value. Therefore, the Company impaired the intangible assets acquired from the acquisition of Hongchuangxin of approximately $7.2 million for the six months ended June 30, 2025. For the six months ended June 30, 2024, there was no impairment was recognized for the long-lived assets.

Revenue recognition

The Company adopted ASC Topic 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from five sources: (1) application development services, (2) consulting and technical support services, (3) subscription services, (4) trading and (5) others. All of our contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

Our application development service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Company is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

Our application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

We sometimes provide a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Company believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Company also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the company performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

We assess that application development service, PCS or specific service and service-type warranty service, if applicable, are distinct performance obligations in the application development service contracts. The Company provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as our performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. We use an input method based on cost incurred as the Company believes that this method most accurately reflects our progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. Our estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. We have adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Company sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Company controls the IT equipment before they are transferred to the customer. We have the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Company considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. We assess the sale of equipment is separately identifiable from other promises in the contract, and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing our software-as-a-service applications for a subscribed period. Our monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

We started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Company started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. Our services under regional cooperation agreements include marketing support to advertise as well as utilization of our trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. We charge a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all our cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Company provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Company are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for nil of our revenue for the six months ended June 30, 2025.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. We report revenues net of value added tax (“VAT”). Our subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services and products.

Practical Expedient and Exemptions

We do not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. We record unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents our right to consideration in exchange for the service that the Company has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Company has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of June 30, 2025, and December 31,2024 the balance of deferred revenue amounted to approximately $1.9 million and $1.9 million, respectively.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2025 and 2024. All of the tax returns of our subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

Recently issued accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.